Eric C. Jensen

+1 650 843 5049

ejensen@cooley.com

May 2, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Erin Purnell Mr. Michael Clampitt Mr. David Irving Mr. Gus Rodriguez

Re:	Oportun Financial Corporation

Amendment No. 3 to

Draft Registration Statement on Form S-1

Submitted December 14, 2018

CIK No. 0001538716

Ladies and Gentlemen:

On behalf of Oportun Financial Corporation (“Oportun” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 1, 2019 (the “Comment Letter”) with respect to the Company’s confidential Amendment No. 3 to Draft Registration Statement on Form S-1 submitted to the Commission on December 14, 2018 (the “Amended Registration Statement”).

In response to the Comment Letter, the Company has revised the Amended Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Fourth Amended Registration Statement”) with this response letter. We are providing the Staff a courtesy copy of the Fourth Amended Registration Statement and a marked version showing changes from the Amended Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated herein for convenience in italicized type, followed by the Company’s response. Page references in the responses herein correspond to the page numbers in the Fourth Amended Registration Statement.

Amended Draft Registration Statement on Form S-1

Financial Statements

Notes to Consolidated Financial Statements

14. Fair Value of Financial Instruments, page F-48

1.

You disclose in a risk factor on page 25 that a variety of factors, such as changes in the interest rate environment and the credit markets, unexpected changes in customer prepayment speeds, higher than anticipated delinquency and default levels, or financial market illiquidity may ultimately affect the fair values of your loans receivable and asset-backed notes. Material differences in these ultimate values, determined based on management’s estimates and assumptions, may require you to adjust the value of certain assets and liabilities, which could adversely affect your results of operations. Please disclose significant unobservable inputs for interest rates, credit spreads and customer prepayments, or tell us why you do not believe these are significant unobservable inputs in your Level 3 valuations.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

May 2, 2019

Page Two

In response to the Staff’s comment, the Company respectfully advises the Staff that the risks related to the fair value of the Company’s loans receivable and asset-backed notes associated with changes in the interest rate environment and credit markets are captured in the discount rate the Company applies in its valuation process. The discount rate is derived from the LIBOR curve, which the Company believes is an observable input, and the credit spread applied to the Company’s asset-backed notes. The discount rate is disclosed in Note 14 – Fair Value of Financial Instruments on page F-42 of the Fourth Amended Registration Statement. The Company believes that the financial statements provide sufficient information that allows for the computation of credit spread which is calculated as the difference between the discount and the interest rates.

In addition, the Company has revised the risk factor on page 25 of the Fourth Amended Registration Statement regarding the fair value of the Company’s loans receivable and asset-backed notes to include average life and remove the reference to customer prepayment speeds in order to better align with the Company’s model. The average life is disclosed within Note 14 – Fair Value of Financial Instruments on page F-42 of the Fourth Amended Registration Statement.

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Please contact me at (650) 843-5049, Rob Phillips at (415) 693-2020 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

cc:	Joan Aristei, Oportun Financial Corporation

Kathleen Layton, Oportun Financial Corporation

Robert Phillips, Cooley LLP

Calise Cheng, Cooley LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com